10/2/14

[redacted]

14042162

SECU[...] COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 01 2014
WASH., D.C.
201

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-25027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 AND ENDING 9/30/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forethought Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
82 Hopemeadow St., Suite 200, Parkview Building
(No. and Street)
Simsbury CT 06089
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Harpel (717) 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)
1201 Louisiana Suite 2900 Houston TX 77002
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/3/14

OATH OR AFFIRMATION

I, Jeffrey Harpel, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forethought Distributors, LLC (the "Company"), as of September 30, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

11/25/14

Signature

FINOP

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Brent J. Bromiley, Notary Public
Doylestown Boro, Bucks County
My Commission Expires Feb. 9, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

(x)(a) Facing Page.
(x)(b) Statement of Financial Condition.
(x)(c) Statement of Operations.
(x)(d) Statement of Cash Flows.
(x)(e) Statement of Changes in Member's Equity.
( )(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)(g) Computation of Net Capital.
(X)(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
()(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)(l) An Oath or Affirmation.
( )(m) A copy of the SIPC Supplemental Report.
( )(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Forethought Distributors, LLC

(S.E.C. I.D. No. 8-25027)

Financial Statements
And Supplemental Schedules
For the Year Ended September 30, 2014
And
Report of Independent Registered Public Accounting Firm

This report is filed as a Public Document
In accordance with Rule 17a-5(e)(3)
Under the Securities Exchange
Act of 1934

Forethought Distributors, LLC
Financial Statements and Supplemental Schedules
September 30, 2014

FORETHOUGHT DISTRIBUTORS, LLC
INDEX
SEPTEMBER 30, 2014

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Cash Flows 4

Statement of Changes in Member's Equity 5

Notes to Financial Statements 6–11

Supplemental Schedules

Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 12

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 13

Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 14

pwc

Report of Independent Registered Public Accounting Firm

To Management of Forethought Distributors, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of cash flows, and of changes in member's equity present fairly, in all material respects, the financial position of Forethought Distributors, LLC at September 30, 2014, and the results of its operations and its cash flows for the year ended September 30, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The schedules I, II and III are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

November 25, 2014

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

FORETHOUGHT DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS	
Cash and cash equivalents	$ 8,147,328
Prepaid expenses	42,679
TOTAL ASSETS	$ 8,190,007
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to affiliates	$ 3,383,735
Accounts payable and accrued expenses	2,331,573
Income taxes payable	324,699
TOTAL LIABILITIES	6,040,007
MEMBER'S EQUITY	2,150,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 8,190,007

The accompanying notes are an integral part of these financial statements.

FORETHOUGHT DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2014

	Year Ended September 30, 2014
REVENUES:	
Service fee income	$ 37,669,112
Commissions earned	64,524,429
Total revenues	102,193,541
EXPENSES:	
Commissions paid to other broker-dealers	64,524,429
Compensation and benefits	24,909,269
Marketing and wholesaler support	12,156,997
Regulatory fees and expenses	238,153
Total expenses	101,828,848
INCOME BEFORE TAXES	364,693
INCOME TAX EXPENSE	(364,693)
NET INCOME	$ -

The accompanying notes are an integral part of these financial statements.

FORETHOUGHT DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2014

		Year Ended September 30, 2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	-
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in operating assets:		
Prepaid expenses		46,515
Deferred tax asset		84,879
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		669,724
Payable to affiliates		1,347,874
Income tax payable		(10,914)
Net cash provided by operating activities		2,138,078
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,138,078
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		6,009,250
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	8,147,328
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Income tax payments	$	284,728

The accompanying notes are an integral part of these financial statements.

FORETHOUGHT DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2014

	Member's Equity
Balance, October 1, 2013	$2,150,000
Net income	-
Balance, September 30, 2014	$2,150,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Forethought Distributors, LLC ("FD" or the "Company") is a wholly-owned subsidiary of Forethought Financial Group, Inc. ("FFG"). The Company is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary purpose under FFG ownership is the underwriting and distribution of various annuity products of Forethought Life Insurance Company ("FLIC"), an indirect subsidiary of FFG.

Forethought Distributors, LLC claims an exemption from Rule 15c3-3 under the provisions of SEA Rule 15c3-3(k)(2)(i) in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

Specifically paragraph (k)(2)(i), states that the provisions of Rule 15c3-3 shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer).

On January 2, 2014, FFG was acquired by Global Atlantic Financial Group Limited ("Global Atlantic") through a merger transaction.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates included in the preparation of the financial statements are reasonable.

Revenue Recognition – The Company's sole source of revenue is Service Fees and Commissions Earned from affiliates for the distribution of variable insurance

and annuity products. Commissions include point-of-sale and asset-based fees that are generally based on a contractual rate as a percentage of premium received by FLIC or percentage of assets and are recognized when earned. Service fees represent charges to FLIC and other affiliates for use of the Company's wholesaling capabilities in connection with marketing, educational and administrative services provided in the distribution of annuity products and are recognized when earned.

Commissions Paid to other Broker-dealers – Commissions Paid to other Broker-dealers are recognized by the Company at issuance of annuity products by FLIC.

Compensation and Benefits – Compensation and benefits represent salaries, sales incentives, and benefits earned by registered representatives of the Company that participate in the marketing and distribution of annuity products and allocated costs for certain employees of Global Atlantic who spend a portion of their time supporting the company.

Marketing and Wholesaler Support – Marketing and wholesaler support expenses are related to services provided in facilitating the wholesaling operations of the Company and sponsorships of third party firm events. These expenses are recognized as incurred.

Cash and Cash Equivalents – The Company considers all instruments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 2014, cash and cash equivalents include $8,147,328 in two non-interest bearing cash accounts and no cash equivalents.

Income Taxes – see note 5.

Fair Value Measurements – For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2 and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.

Level 3 – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).

At September 30, 2014 cash consists of holdings in non-interest bearing cash accounts and is considered Level 1 under the fair value hierarchy levels. The Company does not have any Level 2 or 3 amounts reflected in the Statement of Financial Condition.

All assets and liabilities of the Company are carried at cost, which approximates fair value due to their short term nature and lack of liquidity and credit risk.

3. BENEFIT PLANS

The Company has no direct employees. All employees of Global Atlantic are employed by Global Atlantic Financial Company ("GAFC"), a subsidiary of Global Atlantic. The actual cost of salaries, incentive compensation, and benefits for individuals providing services to the Company is allocated to the Company under a services and expense agreement among the Company, GAFC, FLIC, and Forethought Services LLC ("FSLLC," formerly Forethought Financial Services or FFSI). All employees are eligible to participate in GAFC's defined contribution benefit plan. The plan provides a match of 100% of the first 4% of compensation to all eligible employees, vesting immediately. The Company does not provide any other post-retirement benefits to its employees and has no material obligation for compensated absences.

Prior to January 2, 2014, all employees of FFG were employed by FFSI.

4. RELATED PARTY TRANSACTIONS

The amounts of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

The Company's source of revenue is entirely from FLIC for underwriting, distribution, and marketing of various annuity products of FLIC. Certain revenues generated by these insurance and investment products, such as asset management and other policy, contract, and account fees, generally accrue to the affiliated product manufacturers. Because of the results of operations arising from this relationship, FLIC provided to the Company revenues to achieve break-even results, including the effect of income taxes, for the period ended September 30, 2014. Such revenues were $102,193,541 in the year ended September 30, 2014 and are included in service fee income and commissions earned in the Statement of Operations.

All expenses of the Company are paid for by FLIC and FSLLC and are reimbursed by the Company under a service and cost allocation agreement among the Company, FLIC, and FSLLC. When practical, direct expenses are allocated using specific identification methods, and indirect expenses are allocated in accordance with customary accounting practices consistently applied. These transactions result in intercompany balances being created which are settled in cash on a monthly basis. The Company has reflected a net intercompany payable to FLIC of $3,129,251 (comprised of a payable of $6,643,134 and a receivable of $3,513,883) and to FSLLC of $254,484 at September 30, 2014 on the accompanying Statement of Financial Condition.

5. INCOME TAXES

The Company is a party to a written agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is part of a consolidated income tax return. Through January 2, 2014, the written agreement was between the Company and FFG as the parent company ("Parent"). Effective January 2, 2014, the agreement with FFG was terminated and the Company became a party to a written agreement with a new Parent, Global Atlantic (Fin) Company. Both written agreements, approved by the Company's Board of Directors, set forth the manner in which the total combined federal income tax is allocated to each entity within the consolidated group. In general, the allocation to the Company under the agreements is based upon the separately computed liability of the Company with credit provided for losses used by other group members.

Income tax expense for the year ended September 30, 2014 is comprised of the following components:

Current income tax	$	279,814
Deferred income tax		84,879
Provision for income tax expense	$	364,693

Based on the previously mentioned service and cost allocation agreement among the Company, FLIC, and FFSI, the Company recognizes revenue equal to expenses including income taxes resulting in net income of zero. The Company's effective tax rate was 100% in 2014. A reconciliation of the tax provision at the U.S. Federal statutory tax rate to the provision for income taxes for the year ended September 30, 2014 is as follows:

Tax provision at the U.S. Federal statutory tax rate	$	127,643
State taxes (net of federal benefit)		8,642
Tax effect of nondeductible expenses		228,408
Provision for income tax expense	$	364,693

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of its income tax provision. As of September 30, 2014, the Company has no amounts accrued.

Since January 1, 2013, the Company is included in FFG's U.S. federal, state and local income tax returns and files separate income tax returns in several state and local jurisdictions. There are no tax examinations currently in process by any tax authorities. The Company has no tax positions for which it believes it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule"), pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At September 30, 2014, the Company had net capital of $2,107,321, which was $1,857,321 in excess of its required net capital of $250,000.

7. RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

8. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At September 30, 2014, management believes that the ultimate liability with respect to such normal course matters, is not material to the financial condition, results of operations or cash flows of the Company except for the following.

The Company is currently in negotiations with FINRA to resolve the Company's violation of Section 17(a) of the Securities Exchange Act of 1934 and Rule 17a-4(b)(4) thereunder, and FINRA Rules 4511 and 2010 where the Company failed to maintain and preserve all of its business-related electronic communications. The Company expects to resolve this matter by consenting to the imposition of a censure and a fine in the amount of $40,000. The Company has established a reserve for this issue in the amount of $40,000 which is included in accounts payable and accrued expenses on the accompanying Statement of Financial Condition as of September 30, 2014.

9. INDEMNIFICATIONS

The Parent has entered into contracts that contain routine indemnification clauses. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the date the financial statements were available to be issued, noting that there were no subsequent events requiring recognition or disclosure in the financial statements.

FORETHOUGHT DISTRIBUTORS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2014

SCHEDULE 1

TOTAL MEMBER'S EQUITY	$ 2,150,000
Less nonallowable assets included in the statement of financial condition:	
Prepaid expenses	42,679
NET CAPITAL	$ 2,107,321
TOTAL AGGREGATE DEBIT ITEMS	$ -
MINIMUM NET CAPITAL REQUIRED UNDER THE ALTERNATIVE METHOD:	
Greater of 2% of aggregate debit items or $250,000	$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$1,857,321
NET CAPITAL IN EXCESS OF:	
Greater of 5% of aggregate debit items or 120% of minimum requirement	$ 1,807,321

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of September 30, 2014.

FORETHOUGHT DISTRIBUTORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2014 SCHEDULE II

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

FORETHOUGHT DISTRIBUTORS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2014 SCHEDULE III

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

pwc

Report of Independent Registered Public Accounting Firm

To Management of Forethought Distributors, LLC

We have reviewed Forethought Distributors LLC's assertions, included in the accompanying Forethought Distributors, LLC Exemption Report Pursuant to SEA Rule 17a-5(d), in which (1) the Company identified 17 C.F.R. § 15c3-3(k) (2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions throughout the period June 1, 2014 to September 30, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the period June 1, 2014 to September 30, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

November 25, 2014

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

FORE
THOUGHT®

Forethought Distributors, LLC

Exemption Report Pursuant to SEA Rule 17a-5(d)

For the Period Ended September 30, 2014

Forethought Distributors, LLC (FD) (SEC file number 8-25027, CRD number 8326), located at Suite 310, 899 Cassatt Rd, 400 Berwyn Park, Berwyn, PA 19312, is a registered broker-dealer whose primary purpose is the underwriting and distribution of various annuity products of Forethought Life Insurance Company (FLIC). During 2013, the Securities and Exchange Commission (SEC) amended Rule 17a-5 promulgated under the Securities Exchange Act of 1934, as amended, (SEA) to require brokers and dealers to file a Compliance Report if they do not claim exemption from SEA Rule 15c3-3, or to file an Exemption Report if they claim exemption from SEA Rule 15c3-3. This requirement applies to annual reports filed with the SEC with fiscal years ending on or after June 1, 2014.

SEA Rule 15c3-3(k) lists the conditions when the provisions of Rule 15c3-3 shall not be applicable. Specifically paragraph (k)(2)(i), states that the provisions of Rule 15c3-3 shall not be applicable to a broker or dealer:

> Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Forethought Distributors, LLC claims an exemption from Rule 15c3-3 under the provisions of SEA Rule 15c3-3(k)(2)(i) in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

Forethought Distributors, LLC has met the exemption provision of SEA Rule 15c3-3(k)(2)(i) from June 1, 2014, the date the changed to SEA 17a-5 became effective, to September 30, 2014 without exception.

Forethought Distributors, LLC

[signature]

Jeffrey Harpel
Principal Financial Officer

November 24, 2014
Date

pwc

Report of Independent Accountants

To Management of Forethought Distributors, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Forethought Distributors, LLC for the year ended September 30, 2014, which were agreed to by Forethought Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Forethought Distributors, LLC 's compliance with the applicable instructions of Form SIPC-7 during the year ended September 30, 2014. Management is responsible for Forethought Distributors, LLC 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries. The amount stated in item 2B was zero. The amount stated in item 2F was an overpayment carried forward. No cash disbursement records were provided.
2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended September 30, 2014 to the Total revenue amount of $102,193,541 reported on page 2, item 2a of Form SIPC-7 for the year ended September 30, 2014 noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 1 of item 2c, Revenues from the distribution of shares of a registered open end investment company or unit trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance separate accounts, and from transactions in security futures products, of $102,193,541 to a supporting schedule provided by management noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7 noting no differences.
5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended September 30, 2013 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Forethought Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 25, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended September 30, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Forethought Distributors LLC
82 Hopmeadow St. Suite 200
Parkview Building
Simsbury, CT 06089

FINRA 8-25027 September

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeffrey Harpel 717-249-8803

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 0
B. Less payment made with SIPC-6 filed (**exclude interest**)		(0)
______ Date Paid		
C. Less prior overpayment applied		(150)
D. Assessment balance due or (overpayment)		(150)
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (150)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(150)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Forethought Distributors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of November, 20 14.

FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning October 1, 2013
and ending September 30, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$102,193,541
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	102,193,541
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	102,193,541
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)